

Mark Colburn · 3rd

Vice President - Marketing & Sales at Palmia Corporation

Walnut Creek, California, United States ·
500+ connections · Contact info

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▽ Palmia Corporation

■ University of Wyoming

About

Creative, tenacious and innovative winning brand builder with extensive experience in and passion for marketing, distribution, experiential events and sales of craft beer, cider, spirits, wine and non alcoholic beverages. Helped build San Francisco wholesaler, Golden Brands seven fold, into one of the Nation's largest craft beverage distributors, DBI Beverage now Reyes Distributing.

Expertise includes brand management, marketing research (incl Nielsen, IRI, VIP & focus group moderation), advertising, experiential events, new product/innovation launch, creative sales incentive ("clutter buster") planning and sales & brand team motivation. Led over 800 wholesaler sales meetings. Experiential event experience includes: Outside Lands Festival, Millbrae Art & Wine Festival & dozens more. Managed and executed over 40 events per year for 15 years. Published by the American Marketing Association on this topic. Author of, "Craft Beer Marketing & Distribution - Brace for SKUMeggedon," https://www.amazon.com/CRAFT-BEER-MARKETING-DISTRIBUTION-SKUMEGGEDON/dp/0692503919.

Featured speaker at the California Craft Beer conference on the topics of Marketing, Events and Sales Incentive Synergies. Craft beer, cider judge and speaker at the Int'l Beer Festival in San Francisco and for the Beverage Trade Network. Host of "The Shinerunner Show" pod cast on the Brewing Network: https://podcasts.apple.com/us/podcast/shinerunner-craft-marketing/id1413430329?mt=2

Published by Craft Brewing Business-www.craftbrewingbusiness.com/packaging-distribution/suggestions-from-a-former-distributor-exec-for-keeping-tap-handles-and-slowing-down-craft-beers-rotation-nation/?
utm_source=Craft+Brewing+Business+Newsletter&utm_campaign=f7320aefe6-CBBNews_20190501&utm_medium=email&utm_term=0_1e143189ee-f7320aefe6-96715821

Speaking experience includes:

International Food Exhibition - Earl's Court London
Fancy Food Show - San Francisco & New York
California Craft Beer Spring Conference- San Diego
San Francisco International Beer Festival - Keynote
SynBioBeta Conference 9/2020
British Broadcasting Corporation (BBC), London (Interviewed on US cider market)
Adjunct Marketing Professor, Golden Gate University, University of Phoenix, Diablo Valley College

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Activity

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Tuna casserole
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Thanks TNB!
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Hello Everyone, hoping to "see" you during my presentation...
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Hello LinkedIn Colleagues, just 12 days until my...
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Experience

▽ **Vice President - Marketing & Sales**
Palmia Corporation · Contract
Jan 2020 – Present · 11 mos
San Francisco, California, United States

Oversee Palmia's - (a 96 calorie, lemon-infused shandy-style lager with 0 grams of sugar) Marketing, Sales, Distribution and Experiential Event strategy and execution within the states of California, Colorado, Oregon, Nevada and Arizona. Palmia, part of the rapidly growing, "Good for you segment," is a shandy/radler style, all natural, organic lemon-infused lager @ 4.2% ABV. Now available in six-pack cans. I invite you to try some today and please tell your friends!

Summer in a can.jpg

Palmia Corporation

Shinerunner Craft Marketing
2 yrs 2 mos

Creative Director
Freelance
Apr 2018 – May 2020 · 2 yrs 2 mos
San Francisco Bay Area

Created, directed and hosted the pod cast series, "The Shinerunner Show." Show ran for 26 episodes receiving worldwide interest with 4.8/5.0 rating. Content covered marketing, distribution, experiential events, key account and meeting presentations, merchandising, sales, incentives and team motivation. The show's entire focus was on the beverage alcohol industry, specifically craft beer, cider, spirits and wine. Available for download on

ITunes and the Brewing Network.

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tbn-shineruneer-
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Owner
Contract
Apr 2018 – Dec 2019 · 1 yr 9 mos
Walnut Creek, California, United States

Consulted for regional cider and beer company on marketing, wholesaler
appointments & management, contracts, experiential event selection &
execution, market launch, pricing and packaging strategy, incentive
creation, execution and motivation, key account presentations, wet demo
programming and training and staff hiring.

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Shinerunner -
Brand Logo

Marketing Manager
DBI Beverages
Nov 2002 – Mar 2018 · 15 yrs 5 mos
South San Francisco, California

Managed a team of 6 brand managers, a POS manager and a Graphics
Team. Worked with small, medium and large beer brands that are focused
on succeeding in the hyper competitive San Francisco market. Also
managed and executed as many as 40 special events each year in the Bay
Area market designed to generate trial and increase brand awareness. Have
30 years of experience here and have called on the majority of large chains
in the US. Have ad agency, cat mgt, int'l and brand mgr experience.

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Author
Shinerunner Publishing
Jan 2012 – Jan 2016 · 4 yrs 1 mo
Walnut Creek, California

Look for my book, "Craft Beer Marketing & Distribution - Brace for
SKUMeggedon" now available in paperback and in EPUB/Kindle version on
Amazon and Barnes & Noble. If you ever wanted to learn about how
beverages are sold and marketed in the US then this book is for you. It
applies to non alcoholic beverages as well and digs deeply into marketing
strategy, product life cycle analysis, distribution, wholesaler sales team
motivation and lots, lots more.

You can also catch my Podcast on Craft Beer Marketing at The Brewer's
Network.com - go to BN Line then click on Watch Live and click on "The
Session 12/7/15" and forward to minute marker 38. You can also listen to the
podcast at Sticher.com and click on the session 12/7. Also want to thank
Schoolcraft University in Michigan for making my book their primary text
book in their upcoming Brewing & Marketing class.

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Craft Beer
Marketing &...

Brand Champion/Category Manager
Earthgrains Company · Full-time
Feb 1999 – May 2001 · 2 yrs 4 mos
Oakland, California, United States

• Launched San Luis Sourdough line after acquisition of company by
Earthgrains. Responsible for presenting SLS to Safeway corporate and
brand planning for upstart sourdough line. Also analyzed bakery category
for both Earthgrains and Safeway. Devised creative experiential event
strategy to increase both trial and awareness within the state of California

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Food & Beverage Marketing Specialist
Government of the United Kingdom · Contract
1991 – 1998 · 7 yrs

Specialized as Britain's "Lead Post" on the US Food and Beverage industry
reporting on whisky, ale/beer and cider categories. Developed marketing
plans for UK exporters on how best to approach the US On and Off Trade
market segments. Speaker at the IFE show and on BBC. During Mark's
tenure as Lead Post on Food and Drink, U.K. exports of food to the U.S.
doubled, while beverage exports to the U.S. increased by 35 percent.

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Brand Manager
Honey Hill Farms · Full-time
Jan 1989 – Jan 1991 · 2 yrs 1 mo
San Francisco Bay Area

• Launched first-ever, super-premium frozen yogurt line produced to
compete with Haagen Dazs and Ben & Jerry's in the supermarket channel.
Developed creative strategy and tag line for brand used by ad agency,
Goodby, Berlin & Silverstein in 30 second spots and OOH. Organized,
selected, negotiated and executed multi-million dollar supermarket
sampling and experiential event campaign throughout western US.
Responsible for creating brand line extensions (with R&D) based on primary
and secondary research, one of which became second best-selling SKU in
entire line shortly after introduction per IRI data

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Marketing Research Analyst
LaPointe and GREY Advertising · Full-time
Jan 1985 – Jan 1989 · 4 yrs 1 mo
San Francisco, California, United States

• Began career as a Marketing Research Analyst with LaPointe Advertising
then hired by GREY. Worked on development of creative strategies based on
primary and secondary research sources. Presented creative strategy to ad
teams (copy, creative, media and art) who then developed client execution.
First consumer brand worked on was California Cooler.

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Education


University of Wyoming
MS Marketing, marketing and advertising, 3.5
1983 – 1984

Earned Master of Science in Marketing. The MS in marketing required 10 marketing courses (MBA-Marketing requires 3 or fewer) including an internship, thesis (Product Cannibalism in the beverage industry), oral defense of thesis and comprehensive written exam at the end of all coursework. If this "Blue Book" exam was not passed, the degree was not awarded despite meeting all other degree requirements. Exam covered all 10 courses.

Licenses & certifications


Bondurant Hellcat High Performance Driving School
Issued Dec 2018 · No Expiration Date
Credential ID HPD1

See credential


Cicerone Certified Beer Server, Level 1
Cicerone® Certification Program
Issued May 2016 · No Expiration Date

See credential


RESCUE DIVER
PADI
Issued Nov 1993 · No Expiration Date
Credential ID 9402767336

See credential

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Volunteer experience


Running back, linebacker and conditioning coach.
Clayton Valley Youth Football
Mar 1987 – Dec 1990 · 3 yrs 10 mos
Children

Coached 3 years with Clayton Valley Youth Football. Two of three seasons we went undefeated while most of our kids went on to play for De la Salle. Two turned pro (NFL & CFL). Loved coaching and miss football in a big way.

Also volunteered in grad school at the Animal Care Center to help a retired couple who owned this organization in Laramie, Wyoming. Getting my master's degree in marketing helped this organization as I conducted their first ever, "Run for the Puppies" which raised more money in one event than they had in over a dozen years' worth of events. Very satisfying and I got to play and run with the dogs, loved it.

Skills & endorsements

Marketing Strategy · 30

 Endorsed by **Mark Milkovich** and 1 other who is highly skilled at this

 Endorsed by **8 of Mark's colleagues** at DBI Beverage

Market Planning · 24

 Endorsed by **Frank Lewis Beverage Champion**, who is highly skilled at this

 Endorsed by **6 of Mark's colleagues** at DBI Beverage

Brand Development · 21

 Endorsed by **5 of Mark's colleagues** at DBI Beverage

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Recommendations

Received (4)   Given (0)


William Tabone
Play Harder Tours "Beer Tourism" & "Bucket List" travel planner call 904-910-7009
December 14, 2018, William was a client of Mark's

Mark's enthusiastic approach energizes his listeners in a way you don't often see. I'm looking forward to an ongoing business relationship that should be fruitful and very productive as we work together promoting beer tourism. Bill Tabone www.playhardertours.com


Matt Place
Territory Manager at Athletic Brewing Company
October 8, 2018, Matt was a client of Mark's

Mark's book and podcast have been very important to my career working for a distributor. I have used a lot of the lessons in his book and in the Shinerunner Podcast and implemented them into our company's sales process. I work closely with our supplier p...
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Robert Nathanson
Chief Executive Officer at Palmia Corporation
August 29, 2018, Robert worked with Mark but at different companies

I have known Mark for two years and he was instrumental in giving advice to us at Palmia Beer Corporation. I would recommend his book, "CRAFT BEER MARKETING & DISTRIBUTION - BRACE FOR SKUMEGGEDON" to anyone wanting to le... See more


Peter August
Northern California Sales Manager at Karl Strauss Brewing Company
January 28, 2016, Peter worked with Mark but at different companies

As one of DBI Beverage's supplier partners, I've been fortunate to work with Mark very closely. Mark's knowledge, passion, and creativity have helped increase distribution and volume for Karl Strauss Brewing Company in the San Francisco B...
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Accomplishments

3 **Publications** ⌃


What is the Most Important "P" in the Marketing Mix?
Dec 4, 2018 • Beverage Trade Network

Your nectar may have earned a dozen gold medals, have spectacular presentation (packaging), be priced spot on for your target market and get five presentation (packaging), be priced spot on for your target market and get five wags from your Cairn Terrier Sparky – but without DISTRIBUTION – your brand is nowhere. This article educates the craft beverage reader on the critical importance that must be placed on wholesaler distribution in the United States.

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CRAFT BEER MARKETING & DISTRIBUTION - BRACE FOR SKUMEGGEDON
May 15, 2015 • SHINERUNNER PUBLISHING

Comprehensive look into the US craft beer industry and how marketing, distribution, sales, special events and wholesaler sales incentives play a vital role in brand success. Applies to all beverages including spirits, wine, cider and non alcoholic.

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Guerrilla Marketing
American Marketing Association

Interests

Craft Distillers Network	833 members	ForceBrands	102,357 followers
Diageo	1,044,143 followers	BMW of North America, LLC	142,195 followers
Beer & Social Media	3,407 members	Wine and Spirits Jobs for ...	20,153 members